Exhibit 1.4

AUDITORS' REPORT ON RECONCILIATION TO ACCOUNTING PRINCIPLES
GENERALLY ACCEPTED IN THE UNITED STATES

To the Board of Directors of North American Palladium Ltd.

On March 29, 2010, we reported on the consolidated balance sheets of North American Palladium Ltd. ("the Company") as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2009 which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to Accounting Principles Generally Accepted in the United States" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 29, 2010

Reconciliation to Accounting Principles Generally Accepted in the United States.

The Company's consolidated financial statements for the three years ended December 31, 2009, 2008 and 2007 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in some respects from those in the United States. The following table presents amounts that would have been reported had the Company's consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"):

Consolidated Statement of Operations
(expressed in thousands of Canadian dollars, except share and per share amounts)

Year ended December 31	Note	2009	2008	2007

Net loss under Canadian GAAP		$(30,014)	$(160,679)	$(28,680)
Transaction costs relating to a business combination	(a)	(884)	—	—
Pre-production costs, net	(b)	(3,313)	—	—
Amortization during the pre-production period	(b)	(1,946)	—	—
Amortization of capitalized interest	(c)	—	(316)	(493)
Tax liability on flow-through financing	(e)	—	(407)	(161)
Accretion expense relating to convertible notes	(h)	—	(298)	(1,571)
Amortization of deferred financing costs	(h)	—	(387)	(497)
Fair value adjustment on embedded derivatives	(h)	965	182	6,978
Fair value adjustment on share purchase warrants — liability	(i)	3,909	—	—

Net loss under U.S. GAAP		$(31,283)	$(161,905)	$(24,424)

Basic and diluted loss per share under U.S. GAAP		$(0.30)	$(1.95)	$(0.44)

Weighted average number of shares outstanding
Basic and diluted		102,630,908	82,839,706	55,792,203

Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

December 31	Note	2009	2008	2007

Total assets under Canadian GAAP		$219,211	$146,904	$305,374
Increase in mining interests relating to a business combination	(a)	14,455	—	—
Pre-production costs, net	(b)	(3,313)	—	—
Amortization during the pre-production period	(b)	(1,946)	—	—
Increase in capitalized interest	(c)	2,421	2,421	2,421
Increase in accumulated amortization of capitalized interest	(c)	(1,488)	(1,488)	(1,172)
Increase in deferred financing costs	(h)	—	—	278

Total assets under U.S. GAAP		$229,340	$147,837	$306,901

Total liabilities under Canadian GAAP		$26,950	$30,003	$69,423
Tax liability on flow-through financing	(e)	2,000	—	1,041
Increase in future mining tax liability	(a)	911	—	—
Fair value adjustment on embedded derivatives	(h)	56	1,021	1,203

Total liabilities under U.S. GAAP		$29,917	$31,024	$71,667

Shareholders' equity under Canadian GAAP		$192,261	$116,901	$235,951
Cumulative adjustments under U.S. GAAP relating to prior years		(88)	(717)	(6,087)
Reverse opening equity adjustment relating to adoption of inventory standards under Canadian GAAP		—	403	—
Increase in equity instruments relating to a business combination	(a)	14,428	—	—
Increase (decrease) in common share capital relating to liability on flow-through financing	(e)	(2,000)	1,452	1,114
Reduction of purchase warrants relating to fair value adjustment on share purchase warrants — liability	(i)	(3,909)	—	—
Adjustments to current year net income (loss) under U.S. GAAP		(1,269)	(1,226)	4,256

Shareholders' equity under U.S. GAAP		$199,423	$116,813	$235,234

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)

Year ended December 31	Note	2009	2008	2007

Cash provided by (used in) operations under Canadian GAAP		$3,911	$6,746	$25,600
Transaction costs relating to a business combination	(a)	(884)	—	—
Pre-production costs, net	(b)	(3,313)	—	—
Tax liability on flow-through financing	(e)	2,000	—	—
Tax expenses for changes in common share capital relating to liability on flow-through financing	(e)	—	(1,452)	(1,114)

Cash provided by (used in) operations under U.S. GAAP		$1,714	$5,294	$24,486

Cash provided by (used in) financing activities under Canadian GAAP		$63,669	$2,105	$61,199
Increase (decrease) in common share capital relating to liability on flow-through financing	(e)	(2,000)	1,452	1,114

Cash provided by (used in) financing activities under U.S. GAAP		$61,669	$3,557	$62,313

Cash provided by (used in) investing activities under Canadian GAAP		$(12,393)	$(40,389)	$(15,346)
Decrease in acquisition costs associated with Cadiscor Resources Inc. transaction costs	(a)	884	—	—
Decrease in additions to mining interests relating to pre-production costs	(b)	3,313	—	—

Cash provided by (used in) investing activities under U.S. GAAP		$(8,196)	$(40,389)	$(15,346)

Notes to the consolidated financial statements

(a)    The U.S. GAAP requirements for reporting transactions relating to a business combination vary from those utilized by the Company in its consolidated financial statements prepared on the basis of Canadian GAAP. Under U.S. GAAP, the following disclosure would have been reported:

Acquisition of Cadiscor Resources Inc. ("Cadiscor")

In May 2009, the Company acquired all of the outstanding common shares of Cadiscor in an all-equity transaction. Prior to the acquisition, the Company advanced to Cadiscor $7.5 million, consisting of a $5.4 million 12% convertible debenture, and a $2.1 million 12% debenture, the proceeds of which would be used by Cadiscor to bring the Sleeping Giant gold mine in Quebec back into production.

The results of Cadiscor's operations have been included in these consolidated financial statements since the date of acquisition.

Pursuant to the acquisition agreement, Cadiscor shareholders received 0.33 common shares of the Company for each common share of Cadiscor. The Company issued 14.5 million common shares on closing at a price of $2.66 per share based on the closing stock price of the Company's common shares on May 26, 2009, as such price is determined under US GAAP.

In addition, all of Cadiscor's outstanding stock options and warrants as at the date of acquisition were exchanged for equivalent instruments in the Company. Approximately 0.9 million stock options and 1.4 million warrants were issued by the Company in the exchange. Under US GAAP, the Company would record $1.6 million and $2.0 million as part of the purchase consideration, representing the fair value of these stock options and warrants respectively. The Company also assumed the equity conversion option relating to convertible debentures with an assigned fair value of $3.3 million under US GAAP at the date of acquisition.

The following table summarizes the preliminary fair value of the assets acquired and liabilities assumed as at the date of acquisition, as determined under US GAAP. Management has not finalized the purchase price allocation.

ASSETS
Current Assets
Cash and cash equivalents	$7,248
Taxes recoverable	461
Inventories	420
Other assets	559

8,688
Mining interests	53,837
Mine restoration deposit	1,769

$64,294

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$3,531
Current portion of obligation under capital leases	7

3,538
Mine restoration obligation	4,291
Long-term debt	11,066
Obligation under capital leases	27

$18,922

Net assets acquired	$45,372

TOTAL PURCHASE CONSIDERATION
Common share capital	$38,457
Stock options	1,582
Purchase warrants	2,003
Convertible rights on convertible debenture	3,330

Total purchase price	$45,372

Under Canadian GAAP, the Company applied a closing common share price of $1.89 per share based on the volume weighted average closing stock price of the Company's common shares for the period from March 27, 2009 to April 2, 2009.

As a result of using that share price, under Canadian GAAP, the stock options and warrants exchanged for equivalent instruments in the Company were recorded at a value of $1.0 million and $1.2 million respectively and the equity conversion option relating to convertible debentures was assigned a fair value of $1.4 million at the date of acquisition.

In addition, under Canadian GAAP, transaction costs incurred as part of a business combination were included in the acquisition price. These transaction costs are expensed as incurred under U.S. GAAP.

Under U.S. GAAP, a future tax asset of $0.9 million recognized for Canadian GAAP relating to the acquisition of Cadiscor was reversed resulting in an equivalent increase in future tax liability at December 31, 2009 under U.S. GAAP.

The following unaudited supplemental pro-forma information is presented to illustrate the effects of the acquisition on the operating results for the year ended December 31, 2009 under U.S. GAAP, as if the acquisition had occurred at the beginning of the year.

Revenue from metal sales — after pricing adjustments	$6,140

Net loss	$(31,982)

Basic and diluted loss per share	$(0.31)

(b)    Under Canadian GAAP, the Company capitalizes all costs incurred, net of realized revenue, relating to the Sleeping Giant mine prior to commercial production and does not amortize assets under the unit of production method prior to achieving commercial production. Under U.S. GAAP, the Company is required to begin recognizing such revenues, costs, and amortization in the income statement from the first date production occurs.

The Company's Sleeping Giant gold mine in Quebec achieved its first gold pour on October 6, 2009, but did not achieve commercial production until January 1, 2010. As a result, revenues of $2,322 and costs of $5,635 for the period of October 6 to December 31, 2009 have been capitalized under Canadian GAAP and no amortization has been taken during that period. Under U.S. GAAP, net production costs of $3,313 and amortization of $1,946 are recognized in the income statement.

(c)    Under Canadian GAAP, the Company capitalizes interest on major projects where direct indebtedness has occurred and commences amortization upon reaching commercial production. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred, directly or indirectly, to finance development and construction activities on assets that are not yet subject to amortization or depletion. For 2009, interest of $nil (2008 — $nil), respectively, has been capitalized related to the investment in the underground development at the Lac des Iles mine, which reached commercial production during the first quarter of 2006. Upon the underground mine reaching commercial production, the Company commenced amortization of interest capitalized for the underground development, in addition to the amortization of interest amounts previously capitalized under U.S. GAAP.

For the year ended December 31, 2009, the Lac des Iles mine, to which the above capitalized interest relates, remained on care and maintenance. As a result, no production existed and no amortization was recorded based on the mine's use of the unit of production method to amortize its mining assets.

(d)    Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S. GAAP and results in an increase in both capital stock and deficit of $6,098 as at December 31, 2009 and 2008.

(e)    Under Canadian GAAP, proceeds received from the issue of flow-through shares are included in the value of the Company's common share capital and subsequent renunciation of tax deductions is applied to reduce common share capital as a cost of issuing equity.

Under U.S. GAAP, the fair value of the common shares issued is added to share capital with any excess of proceeds over fair value of the common shares being recorded as a liability. The renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian GAAP.

(f)    U.S. GAAP requires that amounts totaling 5% or more of current liabilities be identified separately. As at December 31, 2009, these amounts were as follows: trade payables and accruals — $9,779 (2008 — $11,215); other accruals — $1,416 (2008 — $2,782).

(g)    U.S. GAAP does not permit the disclosure of subtotal of cash from operations before changes in non-cash working capital.

(h)    Under Canadian GAAP, the components of the convertible notes payable must be bifurcated and accounted for separately as debt and equity instruments. The attached warrants are separable from the convertible notes and are accounted for as an equity instrument.

Under U.S. GAAP the Company allocated the residual amount of the gross proceeds received to the convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives. The Company allocated the Series I proceeds as follows: US$18,504 to the debt, US$10,060 to the embedded derivatives and US$6,436 to the warrants. The Company allocated the Series II proceeds as follows: US$9,952 to the debt, US$2,092 to the embedded derivatives and US$1,456 to the warrants.

Differences in U.S. GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expenses, amortization of deferred financing costs and from the fair value re-measurement of the warrant and embedded derivatives as liabilities each reporting period under U.S. GAAP. These convertible notes were fully repaid prior to December 31, 2008. As a result, these differences only affect reported balances relating to 2008, with the exception of the warrants that must be adjusted to fair value at each reporting date.

(i)    Under U.S. GAAP, common share purchase warrants denominated in a foreign currency are presented as a liability and subsequent changes in fair value are recorded in the consolidated statements of loss and deficit at each reporting date. Additional disclosure is also included regarding the Company's current year adoption of Codification Topic 815-40 — Contracts in entity's own equity (formerly EITF 07-5 — Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock).

Adoption of new United States accounting pronouncements

FASB Accounting Standards Codification ("ASC")

On July 1, 2009, the Company adopted the FASB Accounting Standard Codification ("ASC") (formerly SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162"). The ASC is the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification reorganized the thousands of GAAP pronouncements into accounting topics and displays them using a consistent structure. Also included in the Codification is relevant Securities and Exchange Commission ("SEC") guidance organized using the same topical structure in separate sections within the Codification. On the effective date of the ASC, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non grandfathered non-SEC accounting literature not included in the Codification became non authoritative. The ASC was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the ASC changed the Company's references to U.S. GAAP accounting standards but did not have any impact on the consolidated financial statements.

Codification Topic 805 — Business Combinations

In December 2007, the FASB issued Codification Topic 805, (formerly SFAS 141R), a revised standard on accounting for business combinations. The standard is converged with proposals issued by the Accounting Standards Board ("AcSB") and the International Accounting Standards Board ("IASB") on this subject.

The major changes to accounting for business combinations are summarized as follows:

  •
  All business acquisitions would be measured at fair value.

  •
  The existing definition of a business would be expanded.

  •
  Pre-acquisition contingencies would be measured at fair value.

  •
  Most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration).

  •
  Obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled).

  •
  Liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of Codification Topic 420 — Exit or Disposal Cost Obligations, (formerly SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities), as of the acquisition date.

  •
  Non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%).

  •
  Goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest.

  •
  In accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income.

The statement is effective for business combinations occurring in the first annual reporting period beginning on or after December 15, 2008 and is to be applied prospectively. The Company has applied this new standard to the acquisition reported in the year ended December 31, 2009 in the reconciliation to US GAAP.

Codification Topic 815 — Derivatives and Hedging

In March 2008, the FASB issued Codification Topic 815, (formerly Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("SFAS 161")). Codification Topic 815 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. Codification Topic 815 also requires disclosure about an entity's strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. Codification Topic 815 became effective for fiscal years and interim periods beginning after November 15, 2008. The Company did not identify any material impact on its reconciliation of accounting principles generally accepted in the US as a result of applying Codification Topic 815.

Codification Topic 815-40 — Contracts in entity's own equity

In June 2008, the FASB ratified Codification Topic 815-40, (formerly EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock"). Codification Topic 815-40 provides guidance in determining whether or not derivative financial instruments are indexed to a Company's own stock. It is effective the first fiscal year beginning after December 15, 2008, including interim periods within those fiscal years. On January 1, 2009, the Company adopted Codification Topic 815-40 which defines when adjustment features within contracts are considered to be equity-indexed, in order to determine whether an instrument meets the definition of a derivative under Codification Topic 815, (formerly SFAS 133). The adoption of Codification Topic 815-40 affects the accounting for the U.S. dollar denominated common share purchase warrants, which are considered derivative instruments and are required to be measured at fair value. There is no similar requirement under Canadian GAAP. The cumulative effect of the change in accounting principle for U.S. GAAP is recognized as a reclassification of $3.9 million to Share Purchase Warrant-Liability and an adjustment to the opening balance of retained earnings of $2.1 million with a corresponding $6.0 million decrease in Share Purchase Warrants as at January 1, 2009. For the year ended December 31, 2009, there is an increase in other income (expense) of $3.9 million with a corresponding decrease in Share Purchase Warrant-Liability due to the maturity of the outstanding share purchase warrants in December 2009.